EXHIBIT 21

Subsidiaries of the Registrant
As of February 28, 2007

Company Name	Jurisdiction of Incorporation/Organization
Hermes Acquisition Co I, LLC	Delaware
Ascendia Brands (Canada) Ltd.	Ontario, Canada
Ascendia Brands Co., Inc.	New Jersey
Ascendia Real Estate LLC	New York
Lander Co., Inc.	Delaware
Lander Intangibles Corp.	Delaware
Cenuco, Inc.	Florida